

10036054

UNITED STATES
SECURITES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORMX-17A-5
PART III

SEC FILE NUMBER
8-67291

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: INTERDEALER SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14 WALL STREET, SUITE 4D
(No. and Street)

New York	NY	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
DANIEL WHITE (770) 263-6003
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report"[1]

LEONARD ROSEN & COMPANY, P.C.
(Name - *if individual, state last, first, middle name*)

15 MAIDEN LANE, ROOM 505	NEW YORK	NY	10038
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
MAR 02 2010
Washington, DC
106

CHECK ONE:

- [X] Certified Public Accountant D Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Daniel White , swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of InterDealer Securities, LLC , as of December 31, 2009 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, member, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

X Daniel A. White
Signature

CEO
Title

X [signature]
Notary Public

ALAN J. BERK
NOTARY PUBLIC, STATE OF NEW YORK
NO. 31-4874265
QUALIFIED IN NEW YORK COUNTY
COMMISSION EXPIRES OCT. 27, 20 16

This report** contains (check all applicable boxes):

(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Income (Loss).
(x) (d) Statement of Cash Flows.
(x) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
(x) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(x) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (i) Information Relating to the Possession or Control requirements under rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the reserve requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x) (l) An Oath or Affirmation.
(x) (m) A copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(x) (o) Independent Auditors' Report.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

(212) 227-1115

LEONARD ROSEN & COMPANY, P.C.

Certified Public Accountants

15 MAIDEN LANE
NEW YORK, N. Y. 10038

INDEPENDENT AUDITORS' REPORT

TO THE MEMBER
INTERDEALER SECURITIES, LLC

We have audited the accompanying statement of financial condition of InterDealer Securities, LLC as of December 31, 2009. This financial statement is the responsibility of the Firm's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of InterDealer Securities, LLC as of December 31, 2009 in conformity with auditing standards generally accepted in the United States of America.

Leonard Rosen & Company, P.C.

New York, NY
February 11, 2010

INTERDEALER SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2009

ASSETS

Cash and Cash Equivalents	$ 27,532
Accounts Receivable	82,658
	$ 110,190

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Accrued Expenses Payable	$ 4,464
	4,464
Member's Equity	105,726
	$ 110,190

SEE ACCOMPANYING NOTES TO THE FINANCIAL STATEMENTS

INTERDEALER SECURITIES, LLC

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2009

1. Organization of the Company

InterDealer Securities, LLC is a one member Limited Liability Company organized in the State of Delaware and operating in New York and California. The Company is registered with the Financial Industry Regulatory Authority ("FINRA") as a Broker Dealer and is exempt from Securities and Exchange Rule 15c3-3 under Section (k)(2)(i). The Company acts as the licensor of a computer software package to members and non-members of FINRA.

2. Nature of Business

The Company licenses computer software that enables Broker Dealers to input orders to bid, offer, buy, and sell securities and then have those orders displayed in an organized fashion on all broker work stations simultaneously. The software matches orders with the appropriate criteria to form trade records which are then displayed on the system.

3. Summary of Significant Accounting Policies

A. Cash and Cash Equivalents

For the purpose of the statement of cash flows, the Company considers money market funds to be cash and cash equivalents.

B. Use of Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, revenues and expenses.

C. Income Taxes

No provision has been made for Income Taxes in the accompanying Income Statement, since any taxes on income of the Limited Liability Company is the personal responsibility of the Member.

4. Major Customers

For the year ended December 31, 2009, the Company had income from a major customer which accounted for approximately 92% of total sales.

5. Related Party Transactions

The Member provides the computer software and any updates to the Company for a license fee, as well as administrative services. In addition, the Company also pays its share of Rent Expense for the space they occupy under the terms of a lease entered into by the Member. For the year 2009 the Company paid the Member $1,387,991 for the above.

6. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1,500%. At December 31, 2009, the Company's net capital of $22,265 was $17,265 in excess of its required net capital of $5,000. The ratio of aggregate indebtedness to net capital was 20.0%.

7. Reserve Requirement Computation

The Company is registered with FINRA as a Broker Dealer exempt from SEC Rule 15c3-3 under Section (k)(2)(i). Therefore, they are not required to compute 15c3-3 Reserve Requirements.

8. Possession and Control Requirements

The Company is registered with FINRA as a Broker Dealer exempt from SEC Rule 15c3-3 under Section (k)(2)(i). Therefore, they are not subject to Possession or Control Requirements under SEC Rule 15c3-3.

(212) 227-1115

LEONARD ROSEN & COMPANY, P.C.

Certified Public Accountants

15 MAIDEN LANE
NEW YORK, N. Y. 10038

INDEPENDENT ACCOUNTANTS' REPORT
ON APPLYING AGREED-UPON PROCEDURES

The Member
InterDealer Securities LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2009, which were agreed to by Salomon Whitney LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, and SIPC, solely to assist you in evaluating InterDealer Securities LLC's compliance with Rule 17a-5(e)(4).

Management is responsible for the compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed are as follows:

1. Compared the listed assessment payments with respective cash disbursement records entries noting no exceptions.
2. Compared the amounts reported on the audited Form X-17A-5for the year ended December 31, 2009, with the amounts reported in the Transitional Assessment Reconciliation (Form SIPC-7T) for the year ended December 31, 2009 noting no exceptions.
3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no exceptions.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no exceptions.
5. Compared the amount of any overpayment applied with the Form SIPC-7T on which it was computed noting no exceptions.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than those specified parties.

Leonard Rosen & Company, P.C.

February 11, 2010

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending 12/31, 2009
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,248,589
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	0
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	0
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	0
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	0

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.	$ 0	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).	$ 0	
Enter the greater of line (i) or (ii)		0
Total deductions		0
2d. SIPC Net Operating Revenues		$ 1,248,589

X .0025 = $3121.47

SIPC-7T
(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T
(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

067291 FINRA DEC
INTERDEALER SECURITIES LLC 5*5
14 WALL ST STE 4D
NEW YORK NY 10005-2173

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 3121.47

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (1159.00)

Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 1964.47

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum Ø

F. Total assessment balance and interest due (or overpayment carried forward) $ 1964.47

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $

H. Overpayment carried forward $( )

SEC Mail
Mail Processing
Section

MAR 02 2010

Washington, DC
106

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the ____ day of ____________, 20 ____.

(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked Received Reviewed

Calculations ____ Documentation ____ Forward Copy ____

Exceptions:

Disposition of exceptions:

InterDealer Securities LLC
SIPC Assessment
For the Year Ended December 31, 2009

	Total - 2009	Income Earned 3 Months Ended March 31, 2009	Income Subject To SIPC
Sales	$1,818,982	$570,423	$1,248,559
Interest Income	45	15	30
Total Income	$1,819,027	$570,438	$1,248,589
SIPC Assessment @ .0025%			$3,121